Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 19, 2012

Relating to Preliminary Prospectus dated September 10, 2012

Registration No. 333-177904

Spirit Realty Capital, Inc.

FREE WRITING PROSPECTUS

This free writing prospectus relates to and should be read together with the preliminary prospectus dated September 10, 2012 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-11 (File No. 333-177904) of Spirit Realty Capital, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2012 (the “Registration Statement”). The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1277406/000119312512385599/d249437ds11a.htm .

The following information supplements and updates certain information contained in the Preliminary Prospectus. Defined terms used in this free writing prospectus but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Common stock offered by us	29,000,000 shares

Underwriters’ over-allotment option	4,350,000 shares

Initial public offering price per share	$15.00 per share

Common stock to be outstanding after this offering and the debt conversion	80,501,515 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and other estimated expenses payable by us, will be approximately $394.6 million ($455.2 million if the underwriters exercise their over-allotment option in full). We intend to use these net proceeds plus available cash to repay our outstanding $399 million TLB, to pay $15.6 million of estimated costs and expenses associated with securing lenders’ consents to this offering and the secured revolving credit facility we expect to enter into upon completion of this offering and any remainder for general business and working capital purposes, including potential future acquisitions.

Pro forma net loss per share of common stock – basic and diluted	Six months ended June 30, 2012	$(0.06)
	Year ended December 31, 2011	$(0.14)

Pro forma weighted average number of shares of common stock outstanding – basic and diluted	Six months ended June 30, 2012	79,746,871 shares
	Year ended December 31, 2011	79,344,549 shares

Pro forma cash and cash equivalents	As of June 30, 2012	$44.2 million

Distribution policy	Estimated cash available for distribution for the 12 months ending June 30, 2013	$102.5 million

	Total estimated initial annual distribution to stockholders	$100.6 million

	Payout ratio	98.1%

	If the underwriters exercise their over-allotment option in full, our total estimated initial annual distribution to stockholders would be $106.1 million and our payout ratio would be 103.4%. Accordingly, we expect that we would be unable to pay $3.6 million of our estimated initial annual distribution out of our estimated cash available for distribution for the 12 months ending June 30, 2013. We may need to fund the shortage out of working capital or revenues from future property acquisitions, if any, or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs.

Common Stock Ownership

TLC conversion premium	10.20%
Total number of shares to be issued to TLC lenders in debt conversion	24,245,278
Total number of shares owned by continuing investors (other than our directors, executive officers and other employees)	25,859,787
Total number of shares owned by or granted to directors, executive officers and other employees	1,396,450
Shares to be issued in this offering (excluding the exercise of the underwriters’ over-allotment option)	29,000,000

Total number of shares outstanding following completion of this offering and the debt conversion (excluding the exercise of the underwriters’ over-allotment option)	80,501,515

Common stock ownership percentages after this offering and the debt conversion (fully diluted)
Percentage owned by public	36.0%
Percentage owned by the TLC lenders	30.1%
Percentage owned by continuing investors (other than our directors, executive officers and other employees)	32.1%
Percentage owned by directors, executive officers and other employees	1.7%

Total	100.0%

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001277406.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING MORGAN STANLEY, ATTENTION: PROSPECTUS DEPARTMENT 180 VARICK STREET, 2ND FLOOR, NEW YORK, NY 10014, TELEPHONE: 1-866-718-1649 OR E-MAIL: PROSPECTUS@MORGANSTANLEY.COM; MACQUARIE CAPITAL, ATTENTION: PROSPECTUS DEPARTMENT 125 WEST 55TH STREET, NEW YORK, NY 10019, TELEPHONE: 1-888-268-3937 OR E-MAIL: US.PROSPECTUS@MACQUARIE.COM; UBS INVESTMENT BANK, ATTENTION: PROSPECTUS DEPARTMENT, 299 PARK AVENUE, NEW YORK, NY 10171, TELEPHONE: 1-888-827-7275; DEUTSCHE BANK SECURITIES, ATTENTION: PROSPECTUS GROUP, 60 WALL STREET, NEW YORK, NY 10005, TELEPHONE: 1-800-503-4611 OR E-MAIL: CPDG@DB.COM; OR RBC CAPITAL MARKETS, ATTENTION: PROSPECTUS DEPARTMENT, THREE WORLD FINANCIAL CENTER, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NY 10281, TELEPHONE: 1-877-822-4089.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.